September 18, 2025

William Sanchez
Chief Executive Officer
Solidus Communications, Inc.
260 Williamson Blvd., Unit 731544
Ormond Beach, FL 32174

       Re: Solidus Communications, Inc.
           Offering Statement on Form 1-A
           Filed September 9, 2025
           File No. 024-12663
Dear William Sanchez:

       We have reviewed your offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
General

1.     You state that you are a    company specializing in the acquisition of
high value
       technology related companies" and that you are "amassing a portfolio of high value companies in technology and telecom." We note that your use of proceeds indicates that the majority of the funds raised will be used for acquisitions. Please revise to clarify whether you have identified any target companies, or entered into discussions with potential targets. In addition, we note Rule 251(b)(3) provides that Regulation A is not available for development stage companies that have indicated that their business plan is to merge with or acquire an unidentified company or companies.
       Please provide us with an analysis as to why you are eligible to conduct this offering under Regulation A.
 September 18, 2025
Page 2

         We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at
202-551-3334
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Brett Verona